UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

TV Azteca, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: July 29, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

Friday July 26, 9:40 am Eastern Time

Press Release

SOURCE: TV Azteca, S.A. de C.V.

Correction: / Correction -- TV Azteca, S.A. de C.V.

In the news release, TV Azteca, S.A. de C.V. 2Q02 EBITDA Up 24% To a Record of US$81 Million With Margin of 45%, issued yesterday, July 25, by TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA) over PR Newswire, the first paragraph, first sentence, should read "reported second quarter EBITDA of US$81 million," rather than "US$81," as originally issued inadvertently. Complete, corrected release follows:

TV Azteca, S.A. de C.V. 2Q02 EBITDA Up 24% To a Record of US$81 Million, With Margin of 45%

- 25% Increase in Net Revenue, to 2Q Record -

MEXICO CITY, July 25 /PRNewswire-FirstCall/ -- TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, reported second quarter EBITDA of US$81 million, up 24% compared with US$65 million in the same period of 2001. This represents a four-year record high. EBITDA margin was 45%, the same as the prior year period.

On a proforma basis, excluding incremental revenue and costs associated with the transmission of the 2002 Soccer World Cup, EBITDA was 12% higher compared with the second quarter of 2001. EBITDA margin was 47%.

"During the second quarter, we were successful in adhering to our strategy that systematically matches production costs to revenue potential, based on our deep knowledge of the seasonality of advertising demand," said Pedro Padilla, Chief Executive Officer of TV Azteca. "This approach resulted in generating the rating points for which there is demand in the market, allowed for further rationalization of production resources, and enhanced the profitability derived from our top-quality traditional programming to a margin of 47%, 200 basis points over the prior year."

"We foresee growth in seasonal demand in the second half of the year, and accordingly, we are creating new productions in strategic timeslots to capture increased advertising needs." Mr. Padilla added.

Second Quarter Results

Net revenue rose 25% to US$181 million, up from US$144 million in the second quarter of 2001. Net revenue reported this quarter was the highest level ever for a second quarter period. Total costs and expenses were US$100 million, 27% higher compared with US$79 million for the same period of 2001. As a result, the Company reported EBITDA of US$81 million, up 24% compared with US$65 million in the second quarter of last year, and a record high since 1998. EBITDA margin was 45%, the same as a year ago.

On a proforma basis, excluding US$25 million of incremental revenue and US$17 million of incremental costs associated with the transmission of the 2002 Soccer World Cup, net revenue and EBITDA increased 8% and 12%, respectively.

Millions of pesos(1) and dollars(2) except percentages and per share amounts.

	2Q 2001	2Q 2002	Change US$	Change %
Net Revenue				
Pesos	Ps. 1,438	Ps. 1,802		
US$	US$ 144	US$ 181	37	+25 %
EBITDA				
Pesos	Ps. 650	Ps. 805		
US$	US$ 65	US$ 81	16	+24 %
Net Income				
Pesos	Ps. 644	Ps. 45		
US$	US$ 65	US$ 5	(60)	-93 %
Income per ADS3				
Pesos	Ps. 3.40	Ps. 0.24		
US$	US$ 0.34	US$ 0.02	(0.32)	-93 %

(1) Pesos of constant purchasing power as of June 30, 2002.
(2) Conversion based on the exchange rate of Ps.9.96 per US dollar as of June 30, 2002.
(3) Calculated based on 189.3 million ADSs outstanding as of June 30, 2002.

25% Increase in Net Revenue

The 25% increase in net revenue reflects the growing fulfillment of clients' marketing needs provided by the company's content and comprehensive advertising alternatives; a 14% average rise in the second quarter advertising rates in real terms; and a 3% increase in full-day utilization rates, compared with the same period of last year.

"During the second quarter, we crafted wide-ranging marketing plans around our popular programming grids to thoroughly satisfy advertising demand in all of our timeslots," said Gustavo Guzman, TV Azteca's Director General of Sales. "In line with our expectations of higher seasonal advertising in the second half, new appealing productions as La Academia and Subete a mi Moto, among other exciting shows, are effectively fulfilling the growing demand from our clients."

Second quarter net revenue includes US$25 million from incremental advertising in connection to the 2002 Soccer World Cup. The figure considers sales from sports analysis and soccer games related to the event, and deducts the revenue otherwise obtained from advertising on TV Azteca's traditional programming, which was substituted by the World Cup.

Second quarter net revenue includes content and advertising sales to Todito.com of US$3.3 million, and US$1 million in advertising sales to Unefon. In the second quarter of 2001, sales to Todito and Unefon were US$4.1 million and US$2.2 million, respectively.

During the quarter, TV Azteca recorded sales of US$2.7 million form the Azteca America Network, which compares favorably with US$1 million of the first quarter of 2002.

Local sales were US$29 million, 33% above US$22 million recorded in the second quarter of 2001. Excluding revenue related to the 2002 World Cup, local sales represented 19% of total TV Azteca net sales compared to 15% a year ago.

"We are gaining advertising resources form other local media, by means of tapping regional clients with a proactive sales base that offers competitive local ads inserted in our popular national signal," Mr. Guzman added. "In other countries, local broadcast advertising is two to three times larger as a proportion of total broadcast sales, and we are confident that our efforts will materialize in reaching such proportion in the next four to five years."

The company has increased to 106 from 42 a year ago, the number of stations through which it can transmit, in addition to national spots, local advertising. In parallel, TV Azteca has increased its commissions based sales force within the newly covered regional markets.

Total Costs and Expenses, Excluding World Cup, Only 6% Up

The 27% increase in second quarter costs and expenses resulted from a 36% growth in production, programming and transmission costs, and a 2% increase in administration and selling expense, compared with the same quarter a year ago.

Programming, production and transmission costs were US$77 million, compared with US$57 million recorded for the second quarter of last year. Excluding US$17 million of incremental costs related with the transmission of the 2002 Soccer Word Cup costs were US$60 million, a 6% increase versus the second quarter of 2001.

"During the quarter, we developed high-quality innovative content, resulting from the proven creativity of our production team, at the time we continued enhancing our strict cost control policies and our close adherence to production budgets," said Carlos Hesles, Director of Administration of TV Azteca. "For the second half, we are launching new exciting production initiatives, where top production quality and maximum profitability are our main objectives."

Administration and selling expense during the second quarter were US$23 million, 2% above US$22 million in the same period a year ago, due to increased local and international operations.

Record EBITDA in Four Years

The 25% increase in second quarter net revenue combined with the 27% increase in costs and expenses resulted in EBITDA of US$81 million, up 24% from US$65 million for the second quarter of last year.

On a proforma basis, excluding incremental revenue and costs related with the transmission of the 2002 Soccer World Cup, EBITDA was US$73 million, a 12% increase compared to the same quarter of the prior year, with an EBITDA margin of 47%.

TV Azteca recorded US$8 million of incremental EBITDA associated with the 2002 Soccer World Cup, with EBITDA margin of 32%. "The contribution of the World Cup to TV Azteca overall results was modest; however, by contrast, we are delighted to see that our current programming lineup added considerable profitability during the quarter, which means our ongoing programming strategy is in check," commented Rodrigo Pliego, TV Azteca's Chief Financial Officer.

Second quarter net income was US$5 million compared with US$65 million for the same quarter of 2001. The decrease in net income was primarily due to a US$34 million exchange loss in the second quarter compared to a US$15 million gain in the same period a year ago. This principally resulted from a 10% depreciation in the peso during the quarter, compared with a 5% appreciation in the peso's value a year ago.

Azteca America Expands Coverage with no Associated Equity Investment

During the quarter, Azteca America Network, TV Azteca's wholly owned Spanish language broadcasting network focused on the US Hispanic market, increased its coverage to 31% of Hispanics in the United States from 28% at the end of the previous quarter. This was achieved through the affiliation of stations in Orlando, FL; Salt Lake City, UT; and Las Vegas, NV.

"We are delighted with the increase in coverage and growth of Azteca America, which provides momentum for further development of our network, with no associated equity investment from TV Azteca," commented Luis J. Echarte, President and CEO of Azteca America Network. "Going forward, we will continue to expand our network in a measured way, primarily following this affiliation model, which is based on the success of our programming."

On the operating arena, the company intends to maximize the profitability of each of Azteca America's affiliate stations by leveraging content that has already been produced and paid for in Mexico, with negligible operating costs.

First Half Results

Millions of pesos(1) and dollars(2) except percentages and per share amounts.

	1H 2001	1H 2002	Change US$	Change %
Net Revenue				
Pesos	Ps. 2,614	Ps. 3,079		
US$	US$ 262	US$ 309	47	+18 %
EBITDA				
Pesos	Ps. 1,504	Ps. 1,291		
US$	US$ 106	US$ 130	24	+22 %
Net Income				
Pesos	Ps. 759	Ps. 250		
US$	US$ 76	US$ 25	(51)	-67 %
Income per ADS3				
Pesos	Ps. 4.01	Ps. 1.32		
US$	US$ 0.40	US$ 0.13	(0.27)	-67 %

(1) Pesos of constant purchasing power as of June 30, 2002.
(2) Conversion based on the exchange rate of Ps.9.96 per US dollar as of

June 30, 2002.
(3) Calculated based on 189.3 million ADSs outstanding as of June 30, 2002.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned-and-operated stations located throughout Mexico. TV Azteca also operates a national broadcast television network in El Salvador. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED RESULTS OF OPERATIONS*
(Millions of Mexican pesos of June 30, 2002 purchasing power)

	Second Quarter of:		Millions of US Dollars ** Second Quarter of:				Change	
	2001	2002	2001	%	2002	%	Dls	%
Net revenue	$1,438	$1,802	$144	100%	$181	100%	37	25%
Programming, production and transmission costs	564	768	57	39%	77	43%	21	36%
Sales and administrative expenses	224	229	22	16%	23	13%	1	2%
EBITDA	650	805	65	45%	81	45%	16	24%
Depreciation and amortization	150	122	15		12		(3)	
Operating profit	500	683	50	35%	69	38%	18	37%
Other expense - Net	(82)	(95)	(8)		(10)		(1)	
Comprehensive financing cost:								
Interest expense	(172)	(180)	(17)		(18)		(1)	
Other financing expense	(9)	(29)	(1)		(3)		(2)	
Interest income	77	49	8		5		(3)	
Exchange gain (loss) - Net	154	(337)	15		(34)		(49)	
Gain (loss) on								

monetary position	16	(19)	2		(2)		(3)	
Net comprehensive financing income (cost)	66	(516)	7		(52)		(58)	
Income before provision for income tax, deferred income tax	484	73	49	34%	7	4%	(41)	-85%
Provision for:								
Income tax	(2)	(21)	(0)		(2)		(2)	
Deferred income tax benefit (expense)	162	(7)	16		(1)		(17)	
Net income	$644	$45	$65	45%	$5	3%	(60)	-93%
Net loss of minority stock holders	$(0.4)	$(0.3)	$(0)		$(0)		0	
Net income of majority stock holders	$644	$45	$65		$5		(60)	
End of period exchange rate**	$9.04	$9.96						

* Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2002 expressed as of June 30, 2002 purchasing power, translated at the exchange rate of Ps. 9.96 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED RESULTS OF OPERATIONS*
(Millions of Mexican pesos of June 30, 2002 purchasing power)

Millions of US Dollars **

	Six months ended June 30,		Six months ended June 30,				Change	
	2001	2002	2001	%	2002	%	Dls	%
Net revenue	$2,614	$3,079	$262	100%	$309	100%	47	18%
Programming, production and transmission costs	1,117	1,330	112	43%	134	43%	21	19%
Sales and administrative expenses	443	458	44	17%	46	15%	2	3%
EBITDA	1,054	1,291	106	40%	130	42%	24	22%
Depreciation and amortization	293	244	29		24		(5)	
Operating profit	761	1,047	76	29%	105	34%	29	38%
Other expense -Net	(156)	(165)	(16)		(17)		(1)	

Comprehensive financing cost:								
Interest expense	(353)	(344)	(35)		(35)		1	
Other financing expense	(15)	2	(2)		0		2	
Interest income	136	104	14		10		(3)	
Exchange gain (loss) - Net	237	(270)	24		(27)		(51)	
Gain (loss) on monetary position	22	(40)	2		(4)		(6)	
Net comprehensive financing income (cost)	27	(548)	3		(55)		(58)	
Income before provision for income tax and deferred income tax	632	335	63	24%	34	11%	(30)	-47%
Provision for:								
Income tax	(36)	(85)	(4)		(8)		(5)	
Deferred income tax benefit	162	--	16		--		(16)	
Net income	$758	$250	$76	29%	$25	8%	(51)	
Net loss of minority stock holders	$(1)	$(0.4)	$(0)		$(0)		0	
Net income of majority stock holders	$759	$250	$76		$25		(51)	
End of period exchange rate**	$9.04	$9.96						

* Mexican GAAP.

** The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2002 expressed as of June 30, 2002 purchasing power, translated at the exchange rate of Ps. 9.96 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS*
(Millions of Mexican pesos of June 30, 2002 purchasing power)

			Millions of US Dollars**			
	At June 30,		At June 30,		Change	
	2001	2002	2001	2002	Dls	%
Current assets:						
Cash and cash equivalents	$1,386	$1,496	$139	$150	11	
Accounts receivable	3,191	3,563	320	358	37	
Other current assets	1,066	935	107	94	(13)	
Total current assets	5,643	5,994	567	602	35	6%
Accounts receivable						

from Unefon	1,895	1,993	190	200	10	
Property, plant and equipment - Net	2,407	2,199	242	221	(21)	
Television concessions - Net	3,695	3,572	371	359	(12)	
Investment in Unefon	1,841	1,750	185	176	(9)	
Investment in Todito	424	340	43	34	(8)	
Investment in Azteca America	--	664	--	67	67	
Exhibition rights	756	1,165	76	117	41	
Other assets	924	1,251	93	126	33	
Goodwill -Net	873	641	88	64	(23)	
Total long term assets	12,815	13,575	1,287	1,363	76	6%
Total assets	$18,458	$19,569	$1,853	$1,965	112	6%
Current liabilities:						
Short-term debt	$229	$343	$23	$34	11	
Other current liabilities	1,135	1,663	114	167	53	
Total current liabilities	1,364	2,006	137	201	64	47%
Long-term liabilities						
Guaranteed senior notes	4,031	4,233	405	425	20	
Bank loans	1,516	1,528	152	153	1	
Advertising advances	3,320	2,951	333	296	(37)	-11%
Unefon advertising advance	2,215	2,153	222	216	(6)	
Todito advances	789	610	79	61	(18)	
Other long term liabilities	42	196	4	20	15	
Deferred income tax payable	238	--	24	--	(24)	
Total long-term liabilities	12,151	11,671	1,220	1,172	(48)	-4%
Total liabilities	13,515	13,677	1,357	1,373	16	1%
Total stockholders' equity	4,943	5,892	496	592	95	19%
Total liabilities and equity	$18,458	$19,569	$1,853	$1,965	112	6%
End of period exchange rate	$9.04	$9.96				

* Mexican GAAP.

** The U.S. dollar figures represent Mexican peso amounts as of June 30, 2002, expressed as of June 30, 2002 purchasing power, translated at the exchange rate of Ps. 9.96 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Millions of Mexican pesos of June 30, 2002 purchasing power)

Six months ended June 30,

Operations:	2001	2002
Net income	$758	$250
Charges (credits) to results of operation not affecting resources:		
Amortization of concessions and goodwill	80	77
Depreciation	213	167
Equity method in associate and affiliates	37	41
Deferred income tax benefit	(158)	--
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses	944	1,055
Unefon advertising advances	(30)	(40)
Todito advertising, programming, and services advances	(96)	(84)
Advertising advances	(1,008)	(1,554)
Resources provided by (used in) operations	739	(88)
Investment:		
Acquisition of property, machinery and equipment - Net	(105)	(83)
Investment in Azteca America		(37)
Minority interest	(2)	0
Resources used in investing activities	(106)	(120)
Financing:		
Guaranteed senior notes	(362)	238
Bank loans -Net	(234)	(143)
Stock options excercised	62	48
Repurchase of shares	(4)	(138)
Sale of treasury shares	97	133
Resources (used in) provided by financing activities	(479)	101
Increase (decrease) in cash and cash equivalents	154	(107)
Cash and cash equivalents at beginning of period	1,232	1,603
Cash and cash equivalents at end of period	$1,386	$1,496

SOURCE: TV Azteca, S.A. de C.V.